

October 18, 2011

<u>Via E-mail</u>
Wesley E. Fry, CEO
W270, Inc.
4221 Camino Allegre
La Mesa, CA 91941

>   **Re: W270, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 30, 2011**
>   **File No. 333-176388**

Dear Mr. Fry:

We have reviewed your amended registration statement and have the following comments. Prior comments refer to those in our letter dated September 14, 2011.

<u>General</u>

1.   A review of your amended disclosure raises a question as to whether W270, Inc. is a "blank check" company, which is required to conduct its offering in compliance with the provisions of Rule 419. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that:

- Your common stock is subject to the "penny stock" rules;
- You have minimal operations;
- You have minimal revenues and have conducted little business activity;
- You have no assets;
- You will be unable to implement your business plan without substantial additional funding; and
- Your registration statement contains only general disclosure related to the nature of your business plan.

These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419. Please revise the registration statement accordingly.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any current intentions, plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should incorporate the company's day-to-day operations. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

Prospectus Cover Page

2.   Please disclose on the cover page of the prospectus that the proposed maximum offering proceeds are substantially less than the offering expenses. Also disclose that you currently have no sources of financing and no commitments for financing.

Risks Related to the Business, page 6

"W270 has virtually no financial resources…," page 6

3.   We note your response to prior comment 6. However, you do not appear to have provided all of the requested disclosure in the risk factor. Please revise to state whether your available funds will satisfy your working capital requirements for the next twelve months, disclose the minimum number of months you can continue planned operations using currently available resources and disclose the extent to which you are currently using funds in your operation on a monthly basis.

"Because we have only recently commenced business operations…," page 7

4.   Revise this risk factor to state the amount of funds you will need to complete your business plan and begin generating revenue.

Use of Proceeds, page 15

5.   We note your response to prior comment 12. In your response letter, please provide us with an itemized list of the services being provided by your legal counsel in connection with the offering and the estimated cost of each service.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations, page 20

6.   Although you provided some additional disclosure in response to prior comment 13, you did not provide a detailed outline of your anticipated operations and expenses over the next 12 months. Please provide expanded disclosure in this section of the specific steps you must undertake to complete your business plan to the point where you will begin generating revenue. In doing so, identify specific milestones and discuss the estimated costs for achieving these milestones. Provide a timeline for the completion of your business plan assuming you raise 100%, 75%, 50%, 25% and 10% of the required funding.

7.   You state in this section that if you receive no funding or financing, your business will likely continue for at least 12 months because your president will continue to provide services to you without current compensation. Please disclose the specific types of services that you expect your president will perform for you over the next 12 months if you receive no additional financing.

Employees, page 25

8.   You state in this section that Mr. Fry will devote at least five hours a week to your business in 2012 "dependent on financing and available working capital." As noted in the previous comment, however, you disclose in your Management's Discussion that if you receive no funding or financing, you expect your president will provide services to you without current compensation. Please revise your disclosure or explain in your response letter why, if you expect your president will work for you without current compensation if you do not obtain any funding, his commitment to work for you for a minimum of five hours a week in 2012 is dependent upon your financing and available working capital.

Directors, Executive Officers, Promoters and Control Persons, page 26

9.   Since your counsel, Gary B. Wolff, P.C., appears to be effectively financing your offering pursuant to the fee deferment arrangement set forth in Exhibit 10.1, please identify him as a promoter or provide us with your analysis as to why he does not qualify as such.

10.   We note your response to prior comment 15. In your response letter, please identify the "government clearance requirements" to which you refer in this section and provide your analysis as to how those requirements provide you an exception from the disclosure requirements in Item 401(e) of Regulation S-K.

Plan of Distribution, page 33

11.   Please clarify whether the stated irrevocability of subscription agreements and checks is subject to applicable state law, which may provide for statutory cooling-off periods and rescission rights. Please make corresponding revisions, as necessary, throughout the prospectus.

Exhibit 5.1

12.   The New York State Unified Court System web page lists Mr. Wolff's attorney registration status as "suspended." Please advise, therefore, why you believe Mr. Wolff is able to provide a valid legality opinion in connection with your offering. Refer to SEC Rule of Practice 102(e)(2).

        If you have any questions regarding these comments, please contact me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-mail
        Gary B. Wolff, Esq.